UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement

As previously disclosed, on February 25, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), received a notice of motion for summary judgment in lieu of complaint from D. Boral Capital LLC (“D. Boral”), formerly known as EF Hutton LLC, a promissory note holder of the Company, which was commenced in the Supreme Court of the State of New York, County of New York (Index No. 152296/2025) (the “D. Boral Action”). In the D. Boral Action, D. Boral demanded that the Company repay the promissory note amount of $5,700,000 (the “Demanded Amount”), plus interest, as well as D. Boral’s costs and expenses, including attorneys’ fees.

On June 30, 2025, Currenc entered into a Settlement Agreement (the “Settlement Agreement”) with D. Boral in connection with the settlement of the D. Boral Action. Pursuant to the Settlement Agreement, the Company agreed to pay D. Boral a total of $5,500,000 (the “Settlement Amount”) in full and complete resolution, release and settlement of all claims asserted or that could have been asserted in the D. Boral Action or any other litigation between the parties. The Settlement Amount is to be paid in installments as follows:

● $200,000 by July 7, 2025

● $300,000 by July 31, 2025

● $500,000 by August 31, 2025

● $3,000,000 by September 30, 2025

● $1,500,000 by November 30, 2025

In the event the Company fails to make any payment as described above when due and does not cure such default within ten (10) days of written notice from D. Boral, D. Boral may enter judgment against the Company for the Demanded Amount, less any payments made, plus interest, attorneys’ fees, costs, and disbursements.

Upon receipt of the Settlement Amount, both parties will provide mutual releases of all claims, known or unknown, arising from any matter occurring prior to the effective date of the Settlement Agreement, except for certain indemnification obligations under a prior underwriting agreement, which remain in effect. The parties have also agreed to execute a stipulation of discontinuance with prejudice, which will be filed with the court upon receipt of the Settlement Amount by D. Boral, thereby dismissing the D. Boral Action.

In connection with the Settlement Agreement, D. Boral has withdrawn its motion for summary judgment against the Company.

The foregoing description of the Settlement Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 10.1 and hereby is incorporated herein by reference.

Other Material Events

The Company has determined that it qualifies as a “foreign private issuer” as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, by furnishing this current report on Form 6-K, the Company has begun reporting under the Exchange Act as a foreign private issuer. The Company will file its future annual reports on Form 20-F and furnish its future current reports on Form 6-K.

Exhibit No.	Description
10.1	Settlement Agreement, dated June 30, 2025, by and between Currenc Group, Inc. and D. Boral Capital LLC.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer

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